Mercedes-Benz Auto Lease Trust 2014-A
Investor Report
Collection Period Ended   31-Jan-2016

Amounts in USD

Dates

Collection Period No.	22			
Collection Period (from... to)	1-Jan-2016	31-Jan-2016		
Determination Date	11-Feb-2016			
Record Date	12-Feb-2016			
Payment Date	16-Feb-2016			
Interest Period of the Class A-1, A-2b Notes (from... to)	15-Jan-2016	16-Feb-2016	Actual/360 Days	32
Interest Period of the Class A-2a, A-3 and A-4 Notes (from... to)	15-Jan-2016	15-Feb-2016	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	393,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	405,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2B Notes	405,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	564,290,000.00	226,601,370.69	154,653,712.43	71,947,658.26	127.501211	0.274068
Class A-4 Notes	220,000,000.00	220,000,000.00	220,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,987,290,000.00**	**446,601,370.69**	**374,653,712.43**	**71,947,658.26**		

Overcollateralization	392,699,193.90	423,638,076.52	423,638,076.52	
Total Securitization Value	**2,379,989,193.90**	**870,239,447.20**	**798,291,788.94**	
present value of lease payments	833,251,990.13	130,277,446.26	113,425,289.37	
present value of Base Residual Value	1,546,737,203.77	739,962,000.94	684,866,499.57	

	Amount	Percentage
Initial Overcollateralization Amount	392,699,193.90	16.50%
Target Overcollateralization Amount	423,638,076.51	17.80%
Current Overcollateralization Amount	423,638,076.52	17.80%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.200000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	0.480000%	0.00	0.000000	0.00	0.000000
Class A-2B Notes	0.605500%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.680000%	128,407.44	0.227556	72,076,065.70	127.728767
Class A-4 Notes	0.900000%	165,000.00	0.750000	165,000.00	0.750000
Total		**293,407.44**		**$72,241,065.70**	

Amounts in USD

Available Funds		**Distributions**	
Lease Payments Received	17,429,834.12	(1) Total Servicing Fee	725,199.54
Net Sales Proceeds-early terminations (including Defaulted Leases)	27,921,127.73	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	27,981,977.31	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Excess wear and tear included in Net Sales Proceeds	53,041.22	(3) Interest Distributable Amount Class A Notes	293,407.44
Excess mileage included in Net Sales Proceeds	600,773.59	(4) Priority Principal Distribution Amount	0.01
Subtotal	73,332,939.16	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Repurchase Payments	0.00	(6) Regular Principal Distribution Amount	71,947,658.25
Advances made by the Servicer	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Investment Earnings	11,381.91	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Total Available Collections	73,344,321.07	(9) Excess Collections to Certificateholders	378,055.83
Reserve Account Draw Amount	0.00	**Total Distribution**	**73,344,321.07**
Total Available Funds	**73,344,321.07**		

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	725,199.54	725,199.54	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	293,407.44	293,407.44	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	128,407.44	128,407.44	0.00
thereof on Class A-4 Notes	165,000.00	165,000.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	293,407.44	293,407.44	0.00
Priority Principal Distribution Amount	0.00	0.01	-0.01
Regular Principal Distribution Amount	71,947,658.25	71,947,658.25	0.00
Principal Distribution Amount	71,947,658.25	71,947,658.26	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	11,899,945.97
Reserve Fund Amount - Beginning Balance	11,899,945.97
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	1,620.81
minus Net Investment Earnings	1,620.81
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	11,899,945.97
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	1,620.81
Net Investment Earnings on the Exchange Note	
Collection Account	9,761.10
Investment Earnings for the Collection Period	11,381.91

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	2,379,989,193.90	56,365
Securitization Value beginning of Collection Period	870,239,447.20	25,192
Principal portion of lease payments	12,420,295.62	
Terminations- Early	26,524,099.88	
Terminations- Scheduled	26,045,300.61	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	6,957,962.15	
Securitization Value end of Collection Period	798,291,788.94	23,307
Pool Factor	33.54%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.80%	6.80%
Weighted Average Remaining Term (months)	24.30	8.37
Weighted Average Seasoning (months)	10.25	30.02
Aggregate Base Residual Value	1,759,458,761.00	715,384,643.27
Cumulative Turn-in Ratio		92.45%
Proportion of base prepayment assumption realized life to date		55.94%
Actual lifetime prepayment speed		0.52%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	794,131,322.54	23,192	99.48%
31-60 Days Delinquent	2,568,558.47	74	0.32%
61-90 Days Delinquent	1,222,473.35	32	0.15%
91-120 Days Delinquent	369,434.58	9	0.05%
Total	798,291,788.94	23,307	100.00%

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	898,332.11	26	27,133,498.33	738
Liquidation Proceeds	329,008.08		19,165,711.78	
Recoveries	222,083.24		5,957,661.07	
Principal Net Credit Loss / (Gain)	347,240.79		2,010,125.48	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.499%	
Prior Collection Period	(0.080%)	
Second Prior Collection Period	0.335 %	
Third Prior Collection Period	0.100 %	
Four Month Average	0.214%	

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.084%

Average Net Credit Loss / (Gain)   2,723.75

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	58,629,030.53	1,859	1,046,197,406.48	32,316
Sales Proceeds and Other Payments Received	55,952,287.10		1,029,120,704.71	
Residual Loss / (Gain)	2,676,743.43		17,076,701.77	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	3.850%	
Prior Collection Period	4.362 %	
Second Prior Collection Period	3.267 %	
Third Prior Collection Period	2.870 %	
Four Month Average	3.587%	

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   0.718%

Average Residual Loss / (Gain)   528.43